Exhibit 99.1

BitFuFu Reports Unaudited First Quarter Financial Results

BitFuFu Reports Unaudited

First Quarter 2025 Financial Results

SINGAPORE, June 5, 2025 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

●	Total revenue was $78.0 million, a decrease of 46.0% from $144.4 million in the same period of 2024. This decrease was primarily attributable to the Bitcoin (“BTC”) mining “halving event” occurred in April 2024, increase in blockchain network difficulty and the temporary decrease in the Company’s hashrate under management year-over-year.

●	Revenues from cloud-mining solutions, self-mining operations, selling of mining equipment and others accounted for 68.8%, 22.5%, 7.7%, and 1.0% of total revenue in the first quarter of 2025, respectively.

●	Net loss was $16.9 million, compared to net income of $35.3 million in the same period of 2024.

●	Adjusted EBITDA (a non-GAAP metric) was negative $10.8 million, compared to positive $49.9 million in the same period of 2024.

●	Combined balance of cash and cash equivalents and digital assets[1] were $144.3 million as of March 31, 2025, compared to $168.1 million as of December 31, 2024.

Leo Lu, Chief Executive Officer and Chairman of the Board of Directors, said, “As expected, we faced a more challenging operating environment in the first quarter of 2025. While performance of the first quarter reflected the expected post-halving transitional impact, our record-breaking hashrate in May validates our infrastructure scaling strategy and sets a strong tone for the second quarter and the rest of 2025. This rebound underscores the strength of our supplier relationships, the agility of our procurement strategy, and the resilience of our overall business model.

“In the first quarter of 2025, we closed the acquisition of a mining facility in Oklahoma and lifted our self-owned hash rate to 4.2 EH/s. The Oklahoma acquisition represents a milestone in our vertical integration journey, enabling us to improve cost efficiency, resilience, and long-term profitability. Moreover, we broadened our network, added new partners, expanded our global footprint and added new customers across key growth markets. Going forward, we will keep our focus on disciplined execution of our strategies and long-term value creation.”

First Quarter 2025 Operational Highlights

●	Total hashrate decreased by 28.0% to 20.6 EH/s as of March 31, 2025, compared to 28.6 EH/S as of March 31, 2024. This decrease was primarily due to the expiration of certain hash rate purchase orders and miner fleet relocation or upgrades by suppliers.

[1]	The BTC collateral receivables are not included in the balance of digital assets; and BTC was measured at fair value in the Company’s financials for the quarter ended March 31, 2025.

BitFuFu Reports Unaudited First Quarter Financial Results

●	Power capacity was 478 MW as of March 31, 2025, compared to 644 MW as of March 31, 2024.

●	Cloud-mining registered users increased by 89.1% to 607,377 as of March 31, 2025, compared to 321,184 as of March 31, 2024.

●	BTC held by the Company increased by 71.2% to 1,835 BTCs as of March 31, 2025, compared to 1,072 BTCs as of March 31, 2024.

	As of March 31,
Metric	2025	2024
Power capacity (MW)	478	644
Total hashrate under management (EH/s)(1)	20.6	28.6
Cloud-mining registered Users	607,377	321,184
BTC Holdings(2)	1,835	1,072

	Three Months Ended 31 March,
	2025	2024
BTC Produced
From BitFuFu self-mining operations	186	1,103
By customers from cloud-mining solutions(3)	537	2,096
Average BTC produced per day by customers and BitFuFu	8.0	35.5

(1)	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hashrates are estimated based on the manufacturers’ specifications.

(2)	Includes 794 BTC as collateral for loans and miner procurement payables and excludes BTC produced or pledged by cloud-mining customers.

(3)	Defined as the amount of BTC that was produced during the year by customers using hashrate purchased from cloud-mining solutions.

First Quarter 2025 Financial Review

Revenue

Total revenue in the first quarter of 2025 was $78.0 million, representing a decrease of 46.0% from $144.4 million in the same period of 2024, primarily due to the decline in cloud mining revenue and self-mining revenue.

Revenue from cloud-mining solutions in the first quarter of 2025 was $53.7 million, representing a decrease of 34.1% from $81.5 million in the same period of 2024. This decrease was primarily due to the temporary decrease in the Company’s hashrate supply year-over-year due to the expiration of certain hash rate purchase orders and miner fleet relocation or upgrades by suppliers. BitFuFu realized a net dollar retention rate of 63.0% for the first quarter of 2025, which was calculated by dividing the amount of recurring revenue in the first quarter of 2025 by the amount of revenue in the first quarter of 2024, reflecting continuous customer demand and the Company’s ability to maintain a substantial portion of revenue from existing customers.

BitFuFu Reports Unaudited First Quarter Financial Results

Revenue from Bitcoin self-mining operations in the first quarter of 2025 was $17.6 million, representing a decrease of 70.7% from $60.1 million in the same period of 2024. The decrease was primarily due to (i) the BTC mining “halving event” occurred in April 2024 and the increase in blockchain network difficulty, which together led to a 66% year-over-year decrease in the average BTC daily earnings per tera-hash in the first quarter of 2025, and (ii) a 48.3% year-over-year decrease in the average hash rate used for self-mining operations, which was partially offset by the growth of BTC price from an average of $53,200 in the first quarter of 2024 to $93,500 in the first quarter of 2025. Based on the same reasons mentioned above, BTC production from self-mining operations decreased to 186 BTCs from 1,103 BTCs in the same period of 2024.

Revenue from selling mining equipment in the first quarter of 2025 was $6.0 million, increasing significantly from $0.7 million in the same period of 2024. Mining hardware sales momentum reflects industry confidence and BitFuFu’s role as a full-stack mining ecosystem player.

Cost of Revenue

Cost of revenue in the first quarter of 2025 was $71.6 million, representing a decrease of 41.6% from $122.7 million in the first quarter of 2024. The decrease was in line with the decrease in our total revenue and was primarily due to costs associated with the decline in the Company’s purchase of hash rate from suppliers, which led to the decrease in hashrate under management.

Operating Expenses

Sales and marketing expenses, general and administrative expenses and research and development expenses in the first quarter of 2025 were $0.5 million, $2.0 million and $0.4 million, respectively, approximately inline compared to the same period of 2024.

The Company recognized a non-cash fair value loss of $16.2 million on BTC, reflecting an unfavorable mark-to-market adjustment of BTC price as of March 31, 2025, comparing to the BTC price as of December 31, 2024.

Because the price of BTCs sold in the first quarter of 2025 was lower than their carry value, the Company recognized a $1.4 million loss on the sale of digital assets.

Net Loss

Net loss in the first quarter of 2025 was $16.9 million, compared to the net income of $35.3 million in the same period of 2024.

Adjusted EBITDA

Adjusted EBITDA in the first quarter of 2025 was negative $10.8 million, compared to positive $49.9 million in the same period of 2024.

BitFuFu Reports Unaudited First Quarter Financial Results

Liquidity and Capital Resources

As of March 31, 2025, the Company had cash and cash equivalents and digital assets of $144.3 million, compared to $168.1 million as of December 31, 2024. The decrease was mainly due to the payment for the procurement of S21 XP and S21+ mining machines to enhance self-owned hash rate and the depreciation on the value of BTCs held by the Company during the first quarter of 2025.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, June 5, 2025 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BIbfe2e2e4b5324be1b2bf87eca2ec2a25

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com.

About BitFuFu

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, please visit https://ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization, and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure has limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of Net Profit and Adjusted EBITDA (Unaudited)” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

BitFuFu Reports Unaudited First Quarter Financial Results

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the first quarter of 2025 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In thousands, except share and per share data)

	Three months ended March 31,
	2025	2024

Total revenues	78,044	144,411

Cost of revenues
Cost of revenues incurred to a related party	(30,013)	(45,298)
Cost of revenues incurred to third parties	(35,510)	(71,348)
Cost of revenues – depreciation and amortization	(6,061)	(6,097)
Total cost of revenues	(71,584)	(122,743)

Gross profit	6,460	21,668

Operating (expenses)/income
Sales and marketing expenses	(460)	(383)
General and administrative expenses	(2,005)	(1,934)
Research and development expenses	(364)	(391)
Unrealized fair value loss on digital asset receivables or payables	(3,170)	-
Unrealized fair value (loss)/gain on digital assets	(16,187)	11,758
Realized (loss)/gain on sales of digital assets	(1,381)	13,089
Total operating (expenses)/income, net	(23,567)	22,139

Operating (expenses)/income	(17,107)	43,807

Investment income	136	-
Interest expense	(2,113)	(1,528)
Interest income	495	343
(Loss)/Income before income taxes	(18,589)	42,622
Income tax benefits/(expense)	1,775	(7,314)
Net (loss)/income and total comprehensive (loss)/income	(16,814)	35,308
Less: Net income attributable to non-controlling interests	(58)	-
Total Comprehensive (loss)/ income attributable to ordinary shareholders of BitFuFu	(16,872)	35,308

Earnings per share:
Ordinary shares – basic ($)	(0.10)	0.23
Ordinary shares –diluted ($)	(0.10)	0.22

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	163,106,615	154,395,278
Ordinary shares – diluted	168,488,907	158,035,068

BitFuFu, Inc., First Quarter 2025 Earnings Press Release Schedules

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	March 31,	December 31,
	2025	2024

ASSETS
Current assets:
Cash and cash equivalents	21,120	38,201
Restricted cash and cash equivalents	-	6,910
Digital assets	123,134	129,940
Digital assets collateral receivables	10,088	12,569
Accounts receivable, net	22,063	10,926
Amount due from related parties	14,625	33,116
Prepayments	28,571	21,651
Inventory	206	246
Other current assets, net	13,790	11,710
Total current assets	233,597	265,269

Non-current assets:
Equipment, net	77,910	55,981
Digital asset collateral receivables	56,222	47,827
Goodwill *	6,484	-
Deferred tax assets, net	9,752	8,601
Total non-current assets	150,368	112,409

Total assets	383,965	377,678

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	8,132	14,119
Contract liabilities	9,592	15,757
Taxes payable	1,940	2,229
Accrued expenses and other payables	10,334	8,773
Obligation to return collateral digital assets	31,670	21,436
Amount due to a related party	15,527	1,579
Total current liabilities	77,195	63,893

Non-current liabilities:
Long-term loans	40,000	34,950
Long-term payables	101,301	101,301
Deferred tax liabilities, net	14,448	15,072
Total non-current liabilities	155,749	151,323

Total liabilities	232,944	215,216

Total shareholders’ equity	151,021	162,462

Total liabilities and stockholders’ equity	383,965	377,678

*	The balance of goodwill may be adjusted in the following financial statements after valuation of the acquired company is completed.

BitFuFu, Inc., First Quarter 2025 Earnings Press Release Schedules

BitFuFu Inc.

Reconciliation of Net Profit and Adjusted EBITDA (Unaudited)

(In thousands)

	Three months ended March 31,
	2025	2024
Net (loss)/ income	(16,814)	35,308
Add: Interest expenses, net	1,618	1,185
Add: Income tax expense	(1,775)	7,314
Add: Depreciation and amortization	6,061	6,097
Add: Share-based Compensation	124	-
Adjusted EBITDA	(10,786)	49,904

BitFuFu, Inc., First Quarter 2025 Earnings Press Release Schedules